FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 30, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For immediate release
Signet Group plc (LSE: SIG, NYSE: SIG) 30 March 2005

NOTICE OF ANNOUNCEMENT

SIGNET GROUP PLC PRELIMINARY RESULTS

Signet Group plc (LSE: SIG, NYSE: SIG), the world's largest speciality retail jeweller, will announce its preliminary results for the 52 weeks ended 29 January 2005, at 12.30 p.m. (BST) on Wednesday 6 April 2005.

On that date there will be an analysts' meeting in London, at 2.00 p.m. (BST) and 9.00 a.m. (EDT). For all interested parties there will be a simultaneous audio webcast available on the Signet Group web site (www.signetgroupplc.com) and a live telephone conference call. The dial-in details for the conference call are:

UK dial-in:	+44 (0) 20 7784 1018
US dial-in:	+1 718 354 1171

UK 48 hr. replay:                                 +44 (0) 20 7984 7578             Pass code:          9614990
US 48 hr. replay:                                  +1 718 354 1112                    Pass code:          9614990

A video webcast of the presentation is expected to be available from close of business 6 April 2005 at www.signetgroupplc.com and on the Thomson RAW broadband network.

For further information:

Tim Jackson, Investor Relations Director:	+44 (0) 20 7399 9520
Mike Smith/Pamela Small, Brunswick Group:	+44 (0) 20 7404 5959
Yuhau Lin, Taylor Rafferty:	+1 212 889 4350

Signet operated 1,758 speciality retail jewellery stores at 29 January 2005; these included 1,156 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At the same date Signet also operated 602 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   March 30, 2005